UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

DUNE ENERGY, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
265338707
(CUSIP Number)
David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	265338707	Page	2	of	9 pages

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,749,232

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,749,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,749,232

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	265338707	Page	3	of	9 pages

1	NAMES OF REPORTING PERSONS SVP Special Situations LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,953,787

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,953,787

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,953,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, IA

CUSIP No.	265338707	Page	4	of	9 pages

1	NAMES OF REPORTING PERSONS Victor Khosla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,749,232

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,749,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,749,232

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. Security and Issuer.
This Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal office is located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
ITEM 2. Identity and Background.
(a) This Schedule 13D is being filed by and on behalf of Strategic Value Partners, LLC, a Delaware limited liability company (“Strategic Value Partners”), SVP Special Situations LLC, a Delaware limited liability company (“Special Situations”), and Victor Khosla (“Mr. Khosla,” together with Strategic Value Partners, and Special Situations, the “Reporting Persons”).
Strategic Value Partners is the investment adviser of, and exercises investment discretion over Strategic Value Master Fund, Ltd., a Cayman Islands exempted company (“SV Master Fund”). SV Master Fund makes certain investments in the securities of the Issuer through High Ridge Ltd., a Cayman Islands company (“High Ridge”).
Special Situations is the investment adviser of, and exercises investment discretion over (i) Strategic Value Special Situations Fund, L.P., a Delaware limited partnership (“SS Onshore Fund”) and (ii) Strategic Value Special Situations Offshore Fund, L.P., a Cayman Islands limited partnership (“SS Offshore Fund”). SS Onshore Fund makes certain investments in the securities of the Issuer directly. SS Offshore Fund makes certain investments in the securities of the Issuer through Mardi Gras Ltd., a Cayman Islands company (“Mardi Gras”).
Strategic Value Partners is also the sole member of Special Situations. Strategic Value Partners and Special Situations are both indirectly majority owned and controlled by Mr. Khosla. For additional information concerning Mr. Khosla, please see Exhibit 99.2.
Except for Mr. Khosla, each Reporting Person disclaims beneficial ownership of all shares of the Common Stock, other than those reported herein as being owned by such Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by such Reporting Person that it is the beneficial owner of any of the Shares of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.
Mr. Khosla is the Chief Investment Officer of Strategic Value Partners. As such, he may be deemed to control the voting and dispositive decisions with respect to the shares of Common Stock made by Strategic Value Partners and Special Situations and may therefore be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Khosla that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his indirect pecuniary interest in Strategic Value Partners, Special Situations, SV Master Fund, SS Onshore Fund, and/or SS Offshore Fund, if any.
(b) The principal business address of each Reporting Person is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830.
(c) Set forth in Exhibit 99.2 attached hereto are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.
(d) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of Mr. Khosla the persons set forth on Exhibit 99.2 is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration.
As further described in Item 4 below, the Reporting Persons acquired the Common Stock reported herein pursuant to the Exchange Offer (as defined below) and subsequent approval of the charter amendment described below that resulted in High Ridge, SS Onshore Fund, and Mardi Gras (collectively, the “Investment Vehicles”), which are ultimately controlled by Mr. Khosla, exchanging their Old Notes (as defined below) totaling $61,731,000, $3,928,000, and $11,544,000, respectively, for the Common Stock described in Item 4. As discussed in Item 4, the Old Notes (as defined below) were acquired by the Investment Vehicles using internally generated funds of the Investment Vehicles. The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
ITEM 4. Purpose of Transaction.
On October 6, 2011, the Issuer entered into a Restructuring Support and Lockup Letter Agreement (the “Noteholder Support Agreement”) with certain lenders, including the Investment Vehicles, (collectively, the “Supporting Noteholders”) who together held approximately 90% of the aggregate principal amount of the Issuer’s 10 1/2% Senior Secured Notes due 2012 (the “Old Notes”).
The Noteholder Support Agreement, along with separate agreements with the holders of the Issuer’s preferred stock, set forth the terms of the Issuer’s capital restructuring plan, under which the Issuer consummated an exchange offer (the “Exchange Offer”) to acquire all of the Old Notes in exchange for a combination of the Issuer’s equity securities, and either cash or new debt securities in an aggregate amount of $50 million (if the Exchange Offer is fully subscribed).
On December 22, 2011, the Issuer completed its out-of-court restructuring, which included the consummation of the purchase of $297,012,000 aggregate principal amount, or approximately 99%, of the Old Notes in exchange for shares of the Issuer’s newly issued Common Stock, shares of a new series of preferred stock (“New Preferred Stock”) that mandatorily converted into Common Stock, and approximately $50 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016 (the “New Notes”). Dune also implemented a 1-for-100 reverse stock split.
Following this series of recapitalization transactions, contemplated by the Noteholder Support Agreement, the holders of Old Notes who had tendered their Old Notes in the Exchange Offer, including the Investment Vehicles, held approximately 97.1% of the shares of Common Stock. As a result of the exchange, (i) SV Master Fund owns 7,795,445 shares of Common Stock held by High Ridge; (ii) SS Onshore Fund owns 495,988 shares of Common Stock directly; and (iii) SS Offshore Fund owns 1,457,799 shares of Common Stock held by Mardi Gras. Also as of December 22, 2011, the Reporting Persons owned $12,867,167 in principal amount of New Notes as a result of the Exchange Offer.
The above summary of the material terms of the Noteholder Support Agreement is qualified in its entirety by reference to the text of the Noteholder Support Agreement, a copy of which is filed as Exhibit 99.3.
The Reporting Persons acquired the Common Stock for investment purposes and in the ordinary course of their investment trading business.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) dispose or transfer of all or a portion of the securities of the Issuer, including the shares of Common Stock and the New Notes, that the Reporting Persons now own or may hereafter acquire to any person or entity; (ii) in the open market, in privately negotiated transactions or otherwise, acquire additional shares of Common Stock or other securities of the Issuer; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
(a) — (b) According to the Issuer’s Press Release on January 3, 2012, on a post-restructuring basis, following the reverse stock split, there would be approximately 38.6 million shares of Common Stock outstanding.
(i) As of the date hereof, Strategic Value Partners beneficially owns 9,749,232 shares of Common Stock, which constitutes approximately 25.3% of the Issuer’s outstanding shares of Common Stock. Strategic Value Partners does not have the sole power to vote or dispose of any shares of Common Stock. Strategic Value Partners has the shared power to vote and to dispose of 9,749,232 shares of Common Stock, which are held as follows: (i) SV Master Fund owns 7,795,445 shares of Common Stock held by High Ridge; (ii) SS Onshore Fund owns 495,988 shares of Common Stock directly; and (iii) SS Offshore Fund owns 1,457,799 shares of Common Stock held by Mardi Gras.
(ii) As of the date hereof, Special Situations beneficially owns 1,953,787 shares of Common Stock, which constitutes approximately 5.1% of the Issuer’s outstanding shares of Common Stock. Special Situations does not have the sole power to vote or dispose of any shares of Common Stock. Special Situations has the shared power to vote and to dispose of 1,953,787 shares of Common Stock, which are held as follows: (i) SS Onshore Fund owns 495,988 shares of Common Stock directly and (ii) SS Offshore Fund owns 1,457,799 shares of Common Stock held by Mardi Gras.
(iii) As of the date hereof, Mr. Khosla beneficially owns 9,749,232 shares of Common Stock held by the Strategic Value Partners and Special Situations, which constitutes approximately 25.3% of the Issuer’s outstanding shares of Common Stock. Mr. Khosla does not have the sole power to vote or dispose of any shares of Common Stock. Mr. Khosla has the shared power to vote and to dispose of 9,749,232 shares of Common Stock, which are held as follows: (i) SV Master Fund owns 7,795,445 shares of Common Stock held by High Ridge; (ii) SS Onshore Fund owns 495,988 shares of Common Stock directly; and (iii) SS Offshore Fund owns 1,457,799 shares of Common Stock held by Mardi Gras. Mr. Khosla disclaims beneficial ownership of such securities of the Issuer, except to the extent of his pecuniary interest in the Investment Vehicles, if any.
The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.
(c) As a result of the Exchange Offer, other than the securities received by the Reporting Persons pursuant to such Exchange Offer, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On the consummation of the Exchange Offer, which occurred on December 22, 2011, the obligations of the Reporting Persons and the Investment Vehicles under the Noteholder Support Agreement, terminated. As a result, the Reporting Persons, the Investment Vehicles and other lenders party to the Noteholder Support Agreement (the “Other Lenders”) may no longer be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons never expressly affirmed membership in any group with any of the Other Lenders, and disclaimed beneficial ownership of any Common Stock held by such lenders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates were the beneficial owners of any Common Stock beneficially owned by any of the Other Lenders for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.
On December 22, 2011, the Reporting Persons, along with certain of the Other Lenders, entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to file a shelf registration statement within 60 days of December 22, 2011, and have the shelf registration statement declared effective within 180 days.
ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Executive Officers, Directors and Control Persons of the Reporting Persons

Exhibit 99.3:	Restructuring Support and Lockup Letter Agreement among the Issuer and certain lenders (the “Noteholder Support Agreement”) (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K, filed on October 7, 2011, File No. 001-32497 111132430).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Strategic Value Partners, LLC	SVP Special Situations LLC
By: Strategic Value Partners, LLC
By: Victor Khosla, Chief Investment Officer		By: Victor Khosla, Chief Investment Officer

By: /s/ Victor Khosla	By:	/s/ Victor Khosla

Name: Victor Khosla	Name: Victor Khosla

Victor Khosla

By: /s/ Victor Khosla
Name: Victor Khosla
January 3, 2012